## There's A New Spirit At The Conway National Bank

### Changes Have Increased Profitability and Other Good News

Positive changes have occured at The Conway National Bank. We've expanded our programs and our number of locations to help us better serve our customers and enlarge our presence in the region. We can now better compete with the regional banks as well as the local banks within our market. Here are some of the exciting developments:

- CNB has opened additional mortgage loan offices in strategic locations, making us more available and easily accessible to more customers.
- CNB has expanded our secondary market mortgage loan program, making our loans more competitive and reaching a much larger market segment. Our other mortgage loans, consumer loans, and commercial loans have increased by nearly 24% in the last year allowing us to generate more income on deposits.
- CNB has completely revamped our online banking website, improving customer service and giving us technology that is equal to or better than that of other banks entering our market.
- In June 2005, 35 employees were paid below the minimum salary established for their job position by an outside compensation consultant based on peer bank data. We've made changes so that salaries have been raised and now no employee is paid a salary below the minimum.
- All officers and employees now have e-mail, which is so essential for conducting business in today's business environment.
- Our new Pawleys Island Office Grand Opening on January 20 was well attended as we expanded our presence on Waccamaw Neck.
- Construction is moving along quickly on our new North Conway Office on the corner of North Main Street and Cultra Road.
- We have purchased a branch site on River Oaks Drive and Village Center Boulevard at Town Center in Carolina Forest.

Because of our great employees, look at how we've progressed from 12-31-04 to 12-31-05.

### Changes You Can Measure in CNB's Financial Growth

Net income increased 14.4% or $1,196,000 to $9,478,000.
Assets increased 18.1% or $121,779,000 to $793,348,000.
Loans increased 23.8% or $96,943,000 to $503,926,000.
Deposits increased 19.1% or $106,741,000 to $667,105,000.

It's a pleasure to be in an organization building for the future where morale is high, people are happy, and our customers are noticing the change. We appreciate your support as we strive to grow and improve your investment and your local independent bank.

R. Phil Hucks, President
CNB Corporation and
The Conway National Bank

## GROWTH RATES

**NET INCOME**



8.05% (2004) — 14.44% (2005)

**ASSETS**



11.93% (2004) — 18.13% (2005)

**TOTAL LOANS**



12.42% (2004) — 23.82% (2005)

**DEPOSITS**



11.38% (2004) — 19.05% (2005)

### CONWAY NATIONAL BANK OFFICERS

R. Phil Hucks . . . . . . . . . . . . . . . . . . . . . . . . . . . President
Paul R. Dusenbury . . . . . . . . . . . Executive Vice President
William R. Benson . . . . . . . . . . . . . . Senior Vice President
Marion E. Freeman, Jr. . . . . . . . . . Senior Vice President
Phillip H. Thomas . . . . . . . . . . . . . . Senior Vice President
L. Ford Sanders, II. . . . . . . . . . . . . . Senior Vice President
W.G. Holt, Jr. . . . . . . . . . . . . . . . . . . . . . . Vice President
M. Terry Hyman . . . . . . . . . . . . . . . . . . . . Vice President
Raymond Meeks. . . . . . . . . . . . . . . . . . . . Vice President
A. Mitchell Godwin. . . . . . . . . . . . . . . . . . Vice President
Jackie C. Stevens . . . . . . . . . . . . . . . . . . . Vice President
Dana P. Arneman, Jr. . . . . . . . . . . . . . . . . Vice President
Betty M. Graham . . . . . . . . . . . . . . . . . . . . Vice President
Ernest J. Lareau. . . . . . . . . . . . . . . . . . . . . Vice President
D. Richard Causey . . . . . . . . . . . . . . . . . . Vice President
F. Timothy Howell . . . . . . . . . . . . . . . . . . . Vice President
E. Wayne Suggs . . . . . . . . . . . . . . . . . . . . Vice President
Janice C. Simmons. . . . . . . . . . . . . . . . . . Vice President
Patricia C. Catoe . . . . . . . . . . . . . . . . . . . Vice President
W. Michael Altman. . . . . . . . . . . . . . . . . . Vice President
Boyd W. Gainey, Jr. . . . . . . . . . . . . . . . . . Vice President
William C. Purvis . . . . . . . . . . . . . . . . . . . Vice President
Gail S. Sansbury. . . . . . . . . . . . . . Assistant Vice President
Ray Wells . . . . . . . . . . . . . . . . . . . Assistant Vice President
W. Page Ambrose . . . . . . . . . . . . Assistant Vice President
Roger L. Sweatt. . . . . . . . . . . . . . Assistant Vice President
Linda Kay Benton . . . . . . . . . . . . Assistant Vice President
Virginia B. Hucks . . . . . . . . . . . . . Assistant Vice President
Timothy L. Phillips . . . . . . . . . . . . Assistant Vice President
Helen A. Johnson . . . . . . . . . . . . . Assistant Vice President
Elaine H. Hughes . . . . . . . . . . . . . Assistant Vice President
Gwynn Branton . . . . . . . . . . . . . . Assistant Vice President
Tammy S. Scarberry . . . . . . . . . . Assistant Vice President
D. Scott Hucks . . . . . . . . . . . . . . . Assistant Vice President
Sherry S. Sawyer . . . . . . . . . . . . . . . . . . Banking Officer
Rebecca G. Singleton . . . . . . . . . . . . . . . Banking Officer
Josephine C. Fogle. . . . . . . . . . . . . . . . . Banking Officer
Jeffrey P. Singleton . . . . . . . . . . . . . . . . . Banking Officer
Debra B. Johnston . . . . . . . . . . . . . . . . . Banking Officer
Freeman Holmes. . . . . . . . . . . . . . . . . . . Banking Officer
Doris B. Gasque. . . . . . . . . . . . . . . . . . . . Banking Officer
Carlton A. Terry . . . . . . . . . . . . . . . . . . . . Banking Officer
James A. Hansen . . . . . . . . . . . . . . . . . . . Banking Officer
Jennie L. Hyman . . . . . . . . . . . . . . . . . . . Banking Officer
Marsha S. Jordan . . . . . . . . . . . . . . . . . . Banking Officer
Sylvia G. Dorman . . . . . . . . . . . . . . . . . . Banking Officer
Marcie T. Shannon . . . . . . . . . . . . . . . . . Banking Officer
Caroline P. Juretic . . . . . . . . . . . . . . . . . . Banking Officer
Dana M. Gasque . . . . . . . . . . . . . . . . . . . Banking Officer
Sheila A. Graham . . . . . . . . . . . . . . . . . . Banking Officer
John H. Sawyer, Jr. . . . . . . . . . . . . . . . . . Banking Officer
Robert P. Hucks, II . . . . . . . . . . . . . . . . . . Banking Officer
Nicole Scalise . . . . . . . . . . . . . . . . . . . . . Banking Officer
Janet F. Carter . . . . . . . . . . . . . . . . . . . . Branch Manager
Dawn L. DePencier . . . . . . . . . . . . . . . Branch Manager

### CNB CORPORATION BOARD OF DIRECTORS

James W. Barnette, Jr.      W. Jennings Duncan
William R. Benson          Paul R. Dusenbury
Harold G. Cushman          R. Phil Hucks
H. Buck Cutts              Richard M. Lovelace, Jr.
Willis J. Duncan           Howard B. Smith, III

### BRANCH LOCATIONS

**Hours:** Monday - Thursday 9:00 AM - 5:00 PM
Friday 9:00 AM - 6:00 PM
Drive-Up Windows Open at 8:30 AM

**CNB Access Phone Numbers:**
(Account information available 24 hours a day)
248-7118 / 238-9657

**Operations & Administration**
1400 Third Ave.
PO Box 320
Conway, SC 29528
248-5721 or 238-2600

**Conway Banking Office***
1411 Fourth Avenue
PO Box 320
Conway, SC 29528
248-5721 or 238-2600

**Surfside Beach Office***
425 Hwy. 17 & 5th Ave. N.
PO Box 15069
Surfside Beach, SC 29587
238-5125

**Northside Office***
9726 Hwy. 17 N.
Myrtle Beach, SC 29572
449-3373

**Main Street Office**
309 Main Street
PO Box 320
Conway, SC 29528
248-4008

**Coastal Centre Office***
1212 16th Ave.
PO Box 320
Conway, SC 29528
248-5751

**Red Hill Office***
1360 Hwy. 501
PO Box 320
Conway, SC 29528
347-4601

**Socastee Office***
Hwy. 17 Bypass S.
3591 North Gate Rd.
Myrtle Beach, SC 29588
293-4422

**Aynor Office***
2605 Hwy. 501
PO Box 400
Aynor, SC 29511
358-1600

**Myrtle Beach Office***
1353 21st Ave. N.
PO Drawer 8249
Myrtle Beach, SC 29578
626-4441

**West Conway Office***
2810 Church Street
PO Box 320
Conway, SC 29528
365-4500

**North Conway ATM***
2601 Main Street
Conway, SC 29526

**Murrells Inlet Office***
4345 Hwy. 17 Bypass
PO Box 2490
Murrells Inlet, SC 29576
651-8135

**North Myrtle Beach Office***
110 Hwy. 17 North
North Myrtle Beach, SC 29582
663-5721

**Little River ATM***
2396 Highway 9 West
Longs, SC 29568

**Pawleys Island***
10608 Ocean Hwy.
PO Box 4539
Pawleys Island, SC 29585
979-5721

*Denotes ATM on premises

## CNB CORPORATION

## and

## THE CONWAY NATIONAL BANK

### FINANCIAL REPORT



Serving Our Community Since 1903
MEMBER FDIC

DECEMBER 31, 2005

www.conwaynationalbank.com

# CNB CORPORATION AND SUBSIDIARY

## Conway, South Carolina

### CONSOLIDATED BALANCE SHEET

**(Unaudited)**

| ASSETS: | Dec. 31, 2005 | Dec. 31, 2004 |
|---|---|---|
| Cash and due from banks | $ 33,461,000 | $ 25,793,000 |
| Interest-bearing deposits with banks | 0 | 0 |
| Investment securities: | | |
| United States government securities | 0 | 0 |
| Obligations of United States government agencies and corporations | 159,127,000 | 191,352,000 |
| Obligations of states and political subdivisions | 21,028,000 | 22,838,000 |
| Other securities | 1,788,000 | 1,636,000 |
| Total investment securities | 181,943,000 | 215,826,000 |
| Federal funds sold and securities purchased under agreement to resell | 46,000,000 | 0 |
| Loans | 503,926,000 | 406,983,000 |
| Less allowance for loan losses | (5,918,000) | (5,104,000) |
| Net loans | 498,008,000 | 401,879,000 |
| Bank premises and equipment | 20,574,000 | 17,628,000 |
| Other assets | 13,362,000 | 10,443,000 |
| Total assets | $793,348,000 | $ 671,569,000 |
| LIABILITIES AND STOCKHOLDERS' EQUITY: | | |
| Liabilities: | | |
| Deposits: | | |
| Noninterest-bearing | $ 135,081,000 | $ 118,580,000 |
| Interest-bearing | 532,024,000 | 441,784,000 |
| Total deposits | $ 667,105,000 | $ 560,364,000 |
| Federal funds purchased and securities sold under agreement to repurchase | 43,296,000 | 33,950,000 |
| Other short-term borrowings | 2,197,000 | 2,895,000 |
| Other liabilities | 10,192,000 | 6,775,000 |
| Total Liabilities | $ 722,790,000 | $ 603,984,000 |
| Stockholders' Equity: | | |
| Common stock, par value $10.00 per share: Authorized 1,500,000; issued 789,774 in 2004 and 2005 | 7,898,000 | 7,898,000 |
| Surplus | 43,547,000 | 43,543,000 |
| Undivided profits | 21,093,000 | 15,558,000 |
| Net unrealized holding gains (losses) on available-for-sale securities | (1,810,000) | 734,000 |
| Less treasury stock | (170,000) | (148,000) |
| Total stockholders' equity | $ 70,558,000 | $ 67,585,000 |
| Total liabilities and stockholders' equity | $ 793,348,000 | $ 671,569,000 |

### CONSOLIDATED STATEMENT OF INCOME

**(Unaudited)**

| | Twelve Months Ended | |
|---|---|---|
| INTEREST INCOME: | Dec. 31, 2005 | Dec. 31, 2004 |
| Interest and fees on loans | $ 30,725,000 | $ 24,030,000 |
| Interest on investment securities: | | |
| Taxable investment securities | 6,396,000 | 6,599,000 |
| Tax-exempt investment securities | 881,000 | 956,000 |
| Other securities | 65,000 | 57,000 |
| Interest on federal funds sold and securities purchased under agreement to resell | 782,000 | 328,000 |
| Total interest income | 38,849,000 | 31,970,000 |
| INTEREST EXPENSE: | | |
| Interest on deposits | 9,778,000 | 6,573,000 |
| Interest on federal funds purchased and securities sold under agreement to repurchase | 667,000 | 351,000 |
| Interest on other short-term borrowings | 14,000 | 14,000 |
| Total interest expense | 10,459,000 | 6,938,000 |
| Net interest income | 28,390,000 | 25,032,000 |
| Provision for loan losses | 1,275,000 | 1,155,000 |
| Net interest income after provision for loan losses | 27,115,000 | 23,877,000 |
| Other income: | | |
| Service charges on deposit accounts | 3,410,000 | 3,504,000 |
| Gains/(losses) on securities | 2,000 | 0 |
| Other operating income | 3,229,000 | 3,073,000 |
| Total other income | 6,641,000 | 6,577,000 |
| Other expenses: | | |
| Salaries and employee benefits | 12,459,000 | 11,359,000 |
| Occupancy expense | 2,728,000 | 2,509,000 |
| Other operating expenses | 4,342,000 | 4,377,000 |
| Total other expenses | 19,529,000 | 18,245,000 |
| Income before income taxes | 14,227,000 | 12,209,000 |
| Income tax provision | 4,749,000 | 3,927,000 |
| Net Income | $ 9,478,000 | $ 8,282,000 |
| Per share: | | |
| Net income per weighted average shares outstanding | $ 12.02 | $ 10.50 |
| Cash dividend paid per share | $ 5.00 | $ 4.25 |
| Book value per actual number of shares outstanding | $ 89.48 | $ 85.70 |
| Weighted average number of shares outstanding | 788,496 | 789,006 |
| Actual number of shares outstanding | 788,534 | 788,645 |

Member Federal Reserve System • Member FDIC


# CNB CORPORATION AND SUBSIDIARY

## Conway, South Carolina


### FINANCIAL HIGHLIGHTS

**(All Dollar Amounts, Except Per Share Data, in Thousands)**

| FOR THE YEAR | 2005 | 2004 to 2005 Percent Increase (Decrease) | 2004 | 2003 t0 2004 Percent Increase (Decrease) | 2003 |
|---|---|---|---|---|---|
| Net Income | $ 9,478 | 14.44% | $ 8,282 | 8.05% | $ 7,665 |
| Earnings Per Share of Common Stock (1) | $ 12.02 | 14.48% | $ 10.50 | 8.14% | $ 9.71 |
| Return on Stockholders' Equity | 13.41% | 9.65% | 12.23% | 3.12% | 11.86% |
| Return on Average Assets | 1.30% | 3.17% | 1.26% | (2.33)% | 1.29% |
| Cash Dividends Paid Per Share (1) | $ 5.00 | 17.65% | $ 4.25 | 16.76% | $ 3.64 |
| AT YEAR-END | | | | | |
| Assets | $793,348 | 18.13% | $671,569 | 11.93% | $599,978 |
| Total Loans | $503,926 | 23.82% | $406,983 | 12.42% | $362,034 |
| Deposits | $667,105 | 19.05% | $560,364 | 11.38% | $503,113 |
| Total Loans to Deposit Ratio | 75.54% | 4.01% | 72.63% | .93% | 71.96% |
| Stockholders' Equity | $ 70,558 | 4.40% | $ 67,585 | 4.58% | $ 64,623 |

Footnotes:

(1) Adjusted for the effect of a 10% stock dividend paid in 2004.